Exhibit 1.01

MOCON INC.

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2014

Introduction

The following report is the Conflict Minerals Report for MOCON Inc. for the year ended December 31, 2014. This report is being filed as an exhibit to MOCON’s specialized report on Form SD (“Form SD”) and is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), which was adopted to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting and other obligations on Securities and Exchange Commission (“SEC”) registrants who manufacture or contract to manufacture products that contain certain “conflict minerals,” which, for purposes of the rule and this report, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, and which conflict minerals are necessary for the functionality or production of the products.

If a SEC registrant manufactures or contracts to manufacture products that contain any of these conflict minerals and these conflict minerals are necessary for the functionality or production of the registrant’s products, the registrant must conduct in good faith a reasonable country of origin inquiry regarding these conflict minerals. This inquiry must be reasonably designed to determine: (i) whether any of the conflict minerals originated in the Democratic Republic of the Congo or an “adjoining country” (within the meaning of Item 1.01(d)(1) of Form SD) (DRC Region), or are “conflict minerals from recycled or scrap sources” (within the meaning of Item 1.01(d)(6) of Form SD), and (ii) if such conflict minerals originated in the DRC Region, whether the conflict minerals directly or indirectly financed or benefited an “armed group” (within the meaning of Item 1.01(d)(2) of Form SD). If a product does not contain conflict minerals necessary for the functionality or production of that product that directly or indirectly finance or benefit an armed group, then the product is considered “DRC conflict free” (within the meaning of Item 1.01(d)(4) of Form SD). If, after exercising due diligence on the source and chain of custody of the conflict minerals in connection with a registrant’s reasonable country of origin inquiry, the registrant is unable to determine whether or not its products qualify as “DRC conflict free,” then the registrant must conclude that such products are “DRC conflict undeterminable” (within the meaning of Item 1.01(d)(5) of Form SD). Any registrant that manufactures or contracts to manufacture products that are “DRC conflict undeterminable” must provide a description of those products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals in those products, if known, and the efforts to determine the mine or location of origin with the greatest possible specificity, in a Conflict Minerals Report to be filed as an exhibit to Form SD.

This report is not audited because the Conflict Minerals Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the 2013 or 2014 reporting year, this Conflict Mineral Report is not subject to an independent private sector audit.

Company Overview

MOCON, Inc. designs, manufactures, markets and services products, and provides consulting services, primarily in the test and measurement, analytical instrument and services markets. MOCON’s products include instruments that detect, measure and monitor gases and other chemical compounds.

Unless the context requires otherwise, in this report, the terms “MOCON,” “we,” “us,” “our” and similar references refer to MOCON Inc. and its consolidated subsidiaries.

Product Description

MOCON’s principal products are organized in four major categories: Permeation Products and Services, Package Testing Products and Services, Industrial Analyzer Products and Services and Microbial Detection Products. MOCON’s permeation products consist of systems and services that measure the rate at which various gases and vapors transmit through a variety of materials. MOCON’s package testing products consist primarily of headspace analyzers, which are used to analyze the amount and type of gas present in the headspace of flexible and rigid packages, leak detection products which detect leaks in sealed packages and gas mixers which are designed to assure that the package has been properly flushed with the correct mixture of gases. MOCON’s industrial analyzer products consist of two types of gas analyzer instruments: gas chromatographs (GCs) and total hydrocarbon analyzers (THAs), which are installed in fixed locations at the monitoring sites and perform their functions of detecting and measuring various hydrocarbons continually or at regular intervals. MOCON’s microbial detection products are designed to rapidly detect microbial growth in food and beverage samples.

The conflict minerals present in MOCON’s products are found in printed circuit boards and wire and electronic components that MOCON purchases from third party suppliers. These boards or components can be found in virtually all of MOCON’s products, and therefore MOCON believes that all, or nearly all, of the products it manufactures contain conflict minerals.

Reasonable Country of Origin Inquiry and Conclusion

Based on a reasonable country of origin inquiry, MOCON has concluded that the products described above that contain conflict minerals necessary for the functionality or production of such products are “DRC conflict undeterminable.” MOCON has reached this conclusion because it has been unable to determine, after engaging in reasonable due diligence as described in more detail below, the origin of all of the conflict minerals necessary for the functionality or production of all of the products described above.

As of the date of this report, MOCON does not know the facilities used to process all of the necessary conflict minerals in all of its products nor the country of origin of such conflict minerals. Conflict minerals in its products are contained in materials and components that MOCON has purchased from third parties, and therefore MOCON is one or more levels removed from the actual mining of conflict minerals. MOCON does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the DRC Region. Due to the number of MOCON’s products and their respective supply chains, it will take additional time for many of its suppliers to verify the origin of the necessary conflict minerals in MOCON’s products. MOCON intends to continue its due diligence on the source and custody of the necessary conflict minerals in its products.

Due Diligence Framework and Process

MOCON’s due diligence process and efforts on the source and chain of custody of the conflict minerals in its products have been developed through reference to the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, and the related supplements for gold and tin, tantalum and tungsten (OECD Guidance). MOCON has designed its due diligence process and efforts to conform in all material respects with the framework in the OECD Guidance to the extent applicable to MOCON.

MOCON’s diligence process includes:

●	the establishment of internal teams with members from various functions, senior management participation and periodic reporting to MOCON’s senior management and board of directors;

●	identification of which MOCON products may be implicated by the Conflict Minerals Rule;

●	communication with MOCON’s suppliers;

●	analysis of information received from MOCON’s suppliers;

●	establishment and implementation of documentation and retention systems; and

●	escalation procedures.

Establishment of Internal Teams and Periodic Reporting

MOCON has identified an internal management team to coordinate MOCON’s compliance with the Conflict Minerals Rule and reasonable country of origin inquiry. Members of MOCON’s senior management team, including its Chief Financial Officer and Chief Operating Officer, provides oversight to this team which includes individuals from relevant functions, such as manufacturing, purchasing and finance.

The internal management team has been educated on the Conflict Minerals Rule and the OECD Guidance. Outside advisors have been consulted to provide MOCON assistance in designing and conducting its due diligence and preparing the Form SD and this report.

Periodic reports regarding MOCON’s compliance with the Conflict Minerals Rule are provided by the internal team to MOCON’s Chief Financial Officer and Chief Operating Officer, as well as to MOCON’s Chief Executive Officer and MOCON’s Board of Directors.

MOCON has filed this Conflict Minerals Report as an exhibit to its Form SD and has made this report publicly available on MOCON’s corporate website at www.mocon.com.

Product Identification

MOCON’s internal management team has identified which of MOCON’s products may be implicated by the Conflict Minerals Rule. To obtain this information, MOCON reviewed the specifications, bills of material and other relevant information for each of its products and has made inquiries of appropriate MOCON personnel and suppliers.

Supplier Identification, Communication and Engagement

MOCON has identified which suppliers provide MOCON products or the raw materials and components used in MOCON’s products that contain conflict minerals and which of these suppliers provide products or raw materials and components that likely contain conflict minerals. MOCON has assembled a database of the individuals at MOCON’s suppliers who should be the primary contact person for MOCON on Conflict Minerals Rule compliance.

MOCON has reached out to these suppliers to educate them regarding the relevant SEC requirements, MOCON’s specific obligations and MOCON’s due diligence expectations. In so doing, MOCON has requested information from these suppliers regarding the source of conflict minerals contained in MOCON’s products. Because MOCON’s direct suppliers are, like MOCON, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, MOCON must rely upon responses from its suppliers for information about the source of conflict minerals contained in MOCON’s products. MOCON has several suppliers who are also suppliers to other public company manufacturers and thus are familiar with the Conflict Minerals Rule requirements and obligations of SEC registrants, like MOCON. MOCON also has long-term relationships with several of its suppliers, which MOCON believes has been and will continue to be helpful in connection with MOCON’s Conflict Minerals Rule compliance efforts.

In response to MOCON’s inquiries to its suppliers, MOCON has received some information regarding the source of conflict minerals contained in MOCON’s products. Some of MOCON’s suppliers have completed and returned to MOCON the Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template. Other suppliers have provided information in a format other than the CFSI Conflict Minerals Reporting Template.

As of the date of this report, MOCON has not received responses from all of its direct suppliers to these inquiries and follow-up inquiries. MOCON intends to follow up further with suppliers for which MOCON has not received a response or for which MOCON has received an inadequate response. MOCON intends to continue its due diligence efforts with its suppliers to determine the facilities used to process the necessary conflict minerals in MOCON’s products and the country of origin of such conflict minerals.

Information Analysis

After MOCON receives information from its suppliers, MOCON then compares this information to a list of “red flags” and the list of smelter and refiner facilities which have been identified as “conflict free” by programs such as the CFSI Conflict Free Smelter program. MOCON has followed up with and intends to continue to follow up with suppliers for which MOCON has received an inadequate response or a response that indicates a “red flag.”

Documentation and Retention

MOCON has established and implemented a written and electronic documentation and retention system as part of its due diligence procedures to ensure that information obtained by MOCON in connection with its conflict minerals due diligence is documented, readily available and accessible by appropriate MOCON personnel and retained for future use.

Escalation

MOCON has created follow-up processes to identify and escalate any identified issues in its due diligence process. To date, such issues have consisted largely of non-responsiveness by certain suppliers. MOCON is evaluating alternatives to increase the responsiveness of its suppliers to provide information requested by MOCON and, if necessary, to obtain alternative sources of supply.

Steps to Mitigate Risk that Conflict Minerals in MOCON Products Benefit Armed Groups

Since December 31, 2013, MOCON has taken or intends to take the following steps to improve the information gathered in connection with its reasonable country of origin inquiry and to mitigate the risk that the conflict minerals in MOCON’s products benefit armed groups:

●

Continue MOCON’s due diligence efforts with its direct suppliers to determine the facilities used to process the necessary conflict minerals in MOCON’s products and the country of origin of such conflict minerals, including following up with suppliers that have been nonresponsive to date and insisting upon the use of the EICC/GeSI Conflict Minerals Reporting Template to identify smelters and refiners.

●	Enhance MOCON’s supplier communication, training and escalation process to improve its due diligence data accuracy and completion.

●

Develop additional policies and processes toward preventing the use of conflict minerals necessary for the functionality or production of MOCON’s products that finance or benefit armed groups in the DRC Region, including consideration of whether to implement contractual provisions requiring that raw materials and components in MOCON’s products are “conflict free,” and whether to transition to only “conflict-free” suppliers.

●

Improve MOCON’s risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with MOCON’s sourcing policies, and the establishment of alternative sources for raw materials and components that contain conflict minerals, if necessary.

●	Not procure knowingly specified minerals that originate from facilities in the DRC Region that are not certified as conflict-free.

●	Continue to communicate and report publicly on MOCON’s supply chain due diligence process.3065873 v.2